Exhibit 99.9

McIlvenna Bay Project Saskatchewan Technical Report on the McIlvenna Bay Project, Saskatchewan, Canada

Certificate of Qualified Person

I, Neil Lincoln, P.Eng., do hereby certify that:

1.	I am Consulting Metallurgist at Lincoln Metallurgical Inc, located at 1565 Lords Manor Lane, Ottawa, Ontario, K4M 1K3, Canada.

2.	I graduated from the University of the Witwatersrand, South Africa, in 1994 with a Bachelor of Science in Metallurgy and Materials Engineering (Minerals Process Engineering) degree.

3.	I am a professional engineer in good standing with the Professional Engineers Ontario (PEO), no. 100039153 and Association of Professional Engineers and Geoscientists of Saskatchewan (APEGS), no. 21937.

4.	I have practiced my profession in the mining industry continuously since graduation. I have over 30 years experience as a metallurgist and study manager. I have sufficient relevant experience having worked on numerous projects ranging from scoping studies, prefeasibility and feasibility studies to project implementation related to mineral processing plants. My mineral processing commodity and unit operations experience includes precious metals, base metals and industrial minerals covering metallurgical test work to process plant design. As a result of my experience and qualifications, I am a Qualified Person as defined in NI 43 101. Select recent base metal projects include:

•	Loma Larga Project (Feasibility Study) for Dundee Precious Metals, Ecuador

•	Vares Project (Pre-feasibility Study) for Adriatic Metals, Bosnia and Herzegovina

•	Back Forty Project (Feasibility Study) for Aquila Resources, Michigan, USA

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101), and past relevant work experience, I meet the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I am responsible for the preparation of Sections 1.6, 1.10, 13, 17 and 26.4 of the report titled “Technical Report on the McIlvenna Bay Project, Saskatchewan, Canada” with an effective date of March 12, 2025, prepared for Foran Mining Corp. and readdressed to Eldorado Gold Corporation on May 29, 2026.

7.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

8.	I have not visited the property.

9.	I have had no prior involvement with the McIlvenna Bay Project that is subject to this Report.

10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

11.	I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Report, the omission to disclose which makes the Report misleading.

12.	I am independent of the issuer applying all of the tests in Section 1.5 of NI 43-101.

Dated this June 8, 2026.

(signed) "Neil Lincoln"

Neil Lincoln, P.Eng.

June 2026
Project Number: 169524701